August 20, 2024

Zane Rowe
Chief Financial Officer
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

       Re: Workday, Inc.
           Form 10-K for the year ended January 31, 2024
           File No. 001-35680
Dear Zane Rowe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 37

1. We note that fluctuations between periods in subscription revenue was due to various factors including increases in new customers, expanded offerings to existing customers and strong customer renewals. We also note your reference to changes being due
          primarily    to these factors. Where a material change is attributed
to two or more factors,
       including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general
       or vague terms such as    primarily,    to describe each contributing
factor. Refer to Item
       303(b) of Regulation S-K.
 August 20, 2024
Page 2
2. We note your disclosure of both gross and net retention rate. Please revise to disclose information about each of these metrics, including a description and definition of each and how they are calculated. Also, tell us whether management considers these to be key performance indicators and what consideration was given to disclosing the actual retention rates for each period along with a discussion of significant fluctuations between periods. In your response, provide us with the actual gross and net retention rates for each period provided. Refer to SEC Release No. 33-10751.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   David Bell